Exhibit-99 (a)(1)(F)

SPAR Group, Inc.

Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Dated August 24, 2009 (the “Exchange Offer”). The Exchange Offer is incorporated by reference into this Exchange Offer Q&A’s and will control in the event of any conflict or inconsistency with this Exchange Offer Q&A’s.

Capitalized terms used and not otherwise defined in this Exchange Offer Q&A’s shall have the meanings respectively assigned to them in the Exchange Offer.

EXCHANGE OFFER Q&A’s

Why is SPAR Group making the Exchange Offer?

We believe that an effective and competitive incentive program is imperative for the success of our business. We rely on our experienced and productive plan participants and their efforts to help us achieve our business objectives. Our stock options constitute an important component of our incentive and retention programs because we believe that equity compensation encourages plan participants to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares.

Our plan participants currently hold stock options with exercise prices substantially in excess of the current market price of our common stock, which we believe no longer offers the desired encouragement and incentives to them. As permitted by our 2008 Plan, our Compensation Committee (all outside directors) and Board approved this repricing Exchange Offer to try to provide such encouragement and incentives to our plan participants.

Do I have to exchange my existing stock option contracts?

No. Participation in this Exchange Offer is completely voluntary. If you decide not to surrender any of your eligible stock option contracts for exchange in this Exchange Offer, you do not need to respond to this offer or do anything else. You also can elect to exchange some of those contracts and not others in this Exchange Offer. You will keep all of your existing stock option contracts that you did not elect to exchange, and all of the stock options evidenced by such contracts (including those eligible for the Exchange Offer), no changes will be made to the terms of any of them, and you will not receive any new stock options in replacement of those you retained.

When do I have to respond to this Exchange Offer?

If you want to participate, we must receive your signed election form by 5:00 pm on the last day of the Exchange Period, although you can send us your election form as soon as you are ready to do so. Our Exchange Offer expires and the Exchange Period ends at 5:00 pm on the last day of the Exchange Period, which is currently expected to be September 23, 2009. No exceptions will be made to this deadline. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of the Exchange Offer and Exchange Period at any time.

Can I change my mind later?

Yes, you can revoke an earlier election, or select additional contracts for exchange you excluded in an earlier Election Form, if you complete, sign and deliver the requisite forms as provided in the Exchange Offer and we receive them during the Exchange Period. A change is not effective if we receive it after the Exchange Period is over.

How many option shares would I receive in an exchange?

If you choose to voluntarily participate in the Exchange Offer and surrender eligible stock option contracts for exchange and cancellation, and if we accept your surrendered eligible stock options, you will receive a new stock option contract that gives you the option to purchase the same number of shares of our common stock as were covered by your exchanged contracts

Q&A's - Page 1

SGRP Exchange Offer Q&A's

What will be the exercise price per share of the new stock options?

The exercise price for the shares of our common stock covered by the proposed new stock options will be equal to $0.40 per share, which was the closing sale price of our common stock as of August 6th, 2009, and was determined in accordance with our 2008 Plan.

How will the new stock options vest?

The proposed new stock options will have a new four year vesting period, like any new stock option awarded to you. 1/4th of the amount of the shares covered by each new stock option contract amount will vest on August 6 of each year, the anniversary of the grant date, starting in 2010.

Will all plan participants have substantially the same exchange terms and conditions?

Yes, except that our four current and one retired outside directors’ exchanges, if they participate, will have three differences:

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they must select to exchange either (1) all of their existing stock option contracts having exercise prices in excess of $0.50 per share, or (2) none of them - in other words, outside directors cannot make the same contract by contract decision available to all other plan participants;

•

they will receive somewhat less than a one-for-one exchange, which the Compensation Committee and Board required so as to try to eliminate any additional compensation costs to us from their exchanges; and

•	their new stock option contracts will vest immediately, like any new stock option awarded to them.

Retired Eligible Participants who exchange also will receive options that vest immediately in accordance with the 2008 Plan.

Are there any other differences between the proposed new stock option contract and the existing stock option contracts that may be submitted in the Exchange Offer?

The proposed new stock option contracts will have substantially the same terms and conditions as the contracts you surrendered for cancellation and exchange, except for such new exercise price and vesting and its issuance under and subject to the terms of our current 2008 Plan, even though some of your existing contracts may have been issued under earlier plans.

If I elect to participate and my selected existing option contracts and the eligible stock options they evidence are accepted for exchange, when will I receive my new stock option contract?

We expect to prepare and send your new stock option contract on the first Business Day after the Exchange Period expires (which we currently expect to expire on September 23, 2009, unless we extend it), or as soon as reasonably practicable thereafter. However, all of the existing stock option contracts you selected for exchange will be cancelled automatically after the end of the Exchange Period and you will have no further rights in them.

Can I choose to exchange some of my existing stock option contracts and not others?

Yes. You can select some of your existing stock option contracts for exchange and not others (unless you are an outside director). However, please note that in selecting a particular existing stock option contract for you exchange, you are automatically electing to exchange all of your unexercised eligible stock options covered by that contract.

Can I exchange part and keep part (like the vested part) of my eligible stock options granted under the same contract?

No. You cannot split eligible stock options or shares covered by your same existing stock option contract. If you select a particular existing stock option contract for you exchange, you are automatically electing to exchange all of your unexercised eligible stock options covered by that contract. We will reject any attempt to split an existing stock option contract or select less than all of the eligible stock options evidenced by an existing stock option contract, you will be deemed to have excluded such contract from your exchange selections, and we may in our discretion reject your entire Election Form without notice to you.

Q&A's - Page 2

SGRP Exchange Offer Q&A's

How should I decide whether to exchange my eligible stock options for new stock options?

We are providing as much information as possible in the Exchange Offer to assist you in making your own informed decision. You are encouraged to seek further advice from your own tax, financial and legal advisors. We have authorized, and will not authorize, any of our officers or other representatives to give you any advice, assurance, recommendation or additional information in this regard, or to give you any assurance, commitment, option or other contract terms, or other information not contained in our Exchange Offer.

Will I owe taxes if I participate in the Exchange Offer?

Generally, for U.S. federal income tax purposes, we believe the exchange of your eligible stock options for your newly granted stock options pursuant to the Exchange Offer should be treated as a nontaxable exchange and should not result in any federally taxable income being recognized from such exchange. However, this is general information and is not tax, financial or legal advice. You are encouraged to seek further advice from your own tax, financial and legal advisors.

How do I elect to participate in the Exchange Offer?

If you are an eligible participant under the Exchange Offer and you decide to submit some or all of your existing stock option contracts for exchange and cancellation pursuant to the Exchange Offer, sign, complete and return your Election Form and we must receive it before the end of the Exchange Period. You may deliver your completed and signed Election Form to us by any reasonable method, including by fax, to the number or mailing or other shipment to the address specified in the Election Form and Exchange Offer. Please allow sufficient time for delivery, as we must receive it before the end of the Exchange Period for it to be effective.

Will you accept all exchange elections that you received during the Exchange Period (and not revoked)?

There are conditions to the completion of our specific exchanges and all of the exchanges generally, which are specified in the Exchange Offer. For example (and without limitation), you must be an Eligible Participant, you must hold and own existing stock option contracts free and clear of liens and other claims, you must have unexercised Eligible Stock Options under those contracts, and your Election Form must be signed and properly completed and we must receive it during the Election Period. If that is the case, we expect that we would be able to accept most, if not, all of your Selected Contracts and the Eligible Options they evidence for exchange under the Exchange Offer.

We have the right to make those and all other determinations in our discretion, including determinations of due authorization, validity, form, eligibility (including time of receipt), selections, sufficiency, completeness, regularity, legality or effectiveness of any of your elections, tenders, revocations or other instructions, and we have the right to accept or reject any of your selected exchanges based on those determinations.

When and how can I withdraw previously surrendered eligible stock options?

If you elect to exchange existing stock option contracts and later change your mind, you may withdraw your election to exchange some or all of your previously selected existing stock option contracts by completing, signing and sending to us a Revocation Form pursuant to the Exchange Offer, in which you list the specific contracts (if less than all of them) that you now want to keep unchanged and exclude from the Exchange Offer. You may deliver your completed and signed Revocation Form to us by any reasonable method, including by fax, to the number or mailing or other shipment to the address specified in the Election Form and Exchange Offer. Please allow sufficient time for delivery, as we must receive it before the end of the Exchange Period for your revocation to be effective.

Q&A's - Page 3

SGRP Exchange Offer Q&A's